

May 18, 2012

<u>Via E-mail</u>
Mr. Robert C. Owen
Executive Vice President and Chief Financial Officer
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

>   **Re: Corinthian Colleges, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed August 24, 2011**
>   **File No. 0-25283**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
>   **Filed May 4, 2012**

Dear Mr. Owen:

We have reviewed your response letters dated March 23, 2012, May 8, 2012 and your filings and have the following comments. As noted in our letter dated February 22, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Nine Months Ended March 31, 2012

Statements of Cash Flows, page 6

1. Please tell us how you have presented the cash flows associated with the ASFG loan program in your Statements of Cash Flows and your basis in the accounting literature for your presentation.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 20

2. In the description and supporting calculation for the "with and without" valuation methodology used in valuing the accreditation, it appears that a Greenfield methodology is used as the basis for the "without" scenario.

    a. Please confirm to us that our understanding is correct.

    b. Please explain to us why this methodology was selected, including why other bases for calculating the "without" scenario were rejected. Include in your response how you considered in your Greenfield approach the fact that an accreditation is not needed to start and build this business, and that a history of operation must occur prior to accreditation.

    c. Please explain why it is appropriate for your "without" scenario to have an accelerated period of growth in years 2013 – 2017, resulting in 2017 debt-free net cash flow to be substantially equal under both scenarios. Your response should be in sufficient detail to enable us to understand the basis for the key revenue and cost assumptions underlying these projections, as well as the correlation between capital spending (e.g. open new location) and revenue (e.g. enrollment.)

    d. Please tell us how you determined, in the "without" scenario, the expected annual operating expenses and the resulting annual operating income. Our assumption would be that your operating margin would be significantly smaller (or negative) during periods of either reduced revenue or significant growth (build out.)

     e.   Please provide Exhibit II.C.2 (referenced in Note 1 of Exhibit VI.A.1), as well as any supplemental information that would enable us to understand the basis for the key revenue and cost assumptions underlying the "with" scenario projections, as well as the correlation between capital spending and revenue.

     f.   We note in the executive summary prepared by Globalview Advisors that the accreditation is of critical importance to the economic viability of the enterprise (see page 1.) Please explain the basis for utilizing Heald's equity rate of return as the discount rate for the accreditation rather than its weighted average cost of capital, a proxy for the rate of return for the enterprise.

     g.   Please tell us if you have considered measuring the Title IV funding benefits as a separate asset and how you reached your conclusion.

2.   It appears that the valuation methodology selected potentially captures enterprise-wide value that should more appropriately be classified as goodwill. Specifically, the cash flows associated with the two scenarios appear to be inexorably linked to the cash flows of the business as a whole. Please clarify how you determined that your valuation methodology did not inappropriately capture goodwill in your measurement of the intangible asset.

Liquidity and Capital Resources, page 24

3. Please expand your discussion of the ASFG loan program to provide a complete picture of the expected cash flows over the life of the program and the periods affected. In this regard, disclose the total amount of discount expected to be paid to ASFG, other transaction and related fees, and revenue to be recognized from loans funded under this program. Further at the end of each period, please disclose the status of the program to date including total amount of loans funded, cash paid to ASFG as a discount, other related fees paid, defaults, and loans purchased from ASFG. Please provide us with your proposed disclosures in response to this comment.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director